FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, June 4, 2010

EXECUTIVE ANNOUNCEMENT

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that in continuation of its practice of moving executives from time to time between challenging positions, Greg Taylor, after five years of outstanding service as Fairfax’s Chief Financial Officer, is returning to an operational role at Fairfax’s investment management subsidiary, Hamblin Watsa, assisting with the selection and supervision of Fairfax’s significant investments.  John Varnell, who formerly served as the Chief Financial Officer of Fairfax and then of Fairfax’s Northbridge subsidiary and subsequently continued with Fairfax in a transactional support role, is returning to assume the office of Chief Financial Officer of Fairfax.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We are fortunate to have the executive quality within our group to continue, as we have in the past, to move our personnel between roles so that each of them finds the greatest satisfaction.  Greg has been an outstanding Chief Financial Officer, both at our Northbridge subsidiary when it went public and subsequently at Fairfax, inspiring confidence and respect internally, with our regulators and in the investment community, and we have been the beneficiaries of his performance skills and his unstinting commitment of time and energy.  And we of course know from our long relationship with John that he has both the experience and the knowledge to seamlessly return to the Chief Financial Officer position at Fairfax.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Chief Financial Officer, at
                  (416) 367-4941

               Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946